Exhibit 8.2

LIST OF SIGNIFICANT SUBSIDIARIES OF HIGASHI-NIPPON BANK, LIMITED

Name	Country of Residence
The Higashi-Nippon Business Service Co., Ltd.	Japan
The Higashi-Nippon Guarantee Service Co., Ltd.	Japan
The Higashi-Nippongin JCB CARD Co., Ltd.(1)	Japan